

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2012

Mr. Jason Berg
Principal Financial Officer
Amerco
1325 Airmotive Way, Suite 100
Reno, Nevada 89502-3239

>   **Re: AMERCO**
>   **Form 10-K for the Fiscal Year Ended March 31, 2011**
>   **Filed June 9, 2011**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed July 15, 2011**
>   **Form 10-Q for the Quarterly Period Ended December 31, 2011**
>   **Filed February 8, 2012**
>   **File No. 001-11255**

Dear Mr. Berg:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                               Sincerely,

                               /s/ David R. Humphrey

                               David R. Humphrey
                               Accounting Branch Chief